As filed with the Securities and Exchange Commission on February 11, 2002
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933


                     MID-AMERICA APARTMENT COMMUNITIES, INC.
              (Exact name of registrant as specified in its charter)

          TENNESSEE                                              62-1543819
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                            6584 POPLAR AVENUE, SUITE 300
                               MEMPHIS, TENNESSEE 38138
                                    (901) 682-6600
        (Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

                                 SIMON R.C. WADSWORTH
                             6584 POPLAR AVENUE, SUITE 300
                               MEMPHIS, TENNESSEE 38138
                                    (901) 682-6600
        (Name, address, including zip code and telephone number, including area code of agent for service)

                                     Copies to:
                                 JOHN A. GOOD, ESQ.
                               BASS, BERRY & SIMS PLC
                            100 PEABODY PLACE, SUITE 900
                              MEMPHIS, TENNESSEE 38103
                              TELEPHONE (901) 543-5901

      APPROXIMATE DATE OF COMMENCE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until such time as all of the shares registered hereunder have been sold.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X].

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


===================================================================================================================================
   TITLE OF SECURITIES BEING      AMOUNT BEING         PROPOSED MAXIMUM            PROPOSED MAXIMUM        AMOUNT OF REGISTRATION
          REGISTERED               REGISTERED      OFFERING PRICE PER SHARE    AGGREGATE OFFERING PRICE            FEE(1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value       1,067,989                $25.31                   $27,030,802                   $2,488

===================================================================================================================================


(1) The registration fee has been calculated in accordance with Rule 457(c) under the Security Act and based upon the average of the high and low sales prices of the common stock as reported on the New York Stock Exchange on February 7, 2002.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer and sale is not permitted.



                  SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2002



                     MID-AMERICA APARTMENT COMMUNITIES, INC.


                         1,067,989 SHARES OF COMMON STOCK




       The selling shareholders identified on page 10 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 11. We will not receive any portion of the proceeds from the sale of these shares.

       Our common stock trades on the New York Stock Exchange under the symbol "MAA". The closing sale price of the common stock on February 7, 2002 was $25.31 per share.

       To ensure that we qualify as a REIT, no person may own more than 9.9% of the total value of our outstanding capital stock, unless our Board of Directors waives this limitation.

       SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                  THIS PROSPECTUS IS DATED FEBRUARY ___, 2002.

                                TABLE OF CONTENTS



A warning about forward-looking statements..............................         2

Where you can find more information.....................................         3

Mid-America Apartment Communities.......................................         4

Risk Factors............................................................         5

Use of Proceeds.........................................................         9

Issuance of Common Stock to Selling Shareholders........................         9

Selling Shareholders....................................................        10

Plan of Distribution....................................................        11

Federal Income Tax Consequences of Our Status as a REIT.................        12

Experts.................................................................        30

Legal Matters...........................................................        30


                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

       This prospectus and the documents incorporated by reference may contain "forward-looking" statements. These forward-looking statements usually include words like "believes," "anticipates" and "expects" and describe our expectations for the future. Of course, these expectations may not be met in important ways for a variety of reasons. We have described these reasons in "Risk Factors" beginning on page 5 of this prospectus, in our most recent Annual Report on Form 10-K under the heading "Risks Associated with Forward-Looking Statements" and the other reports we file with the SEC. You should review these continuing statements before you decide to buy our stock. We are not required to, and we may not, update any forward-looking statements we make.

                               WHERE YOU CAN FIND
                                MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

       The following documents filed with the SEC are incorporated by reference in this prospectus:

-      Annual Report on Form 10-K for the year ended December 31, 2000;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001;

- Current Reports on Form 8-K filed with the SEC on February 16, 2001 (but excluding all information furnished to the SEC under Item 9 of such report), May 1, 2001 (but excluding all information furnished to the SEC under Item 9 of such report), August 3, 2001 (but excluding all information furnished to the SEC under item 9 of such report), and November 2, 2001 (but excluding all information furnished to the SEC under item 9 of such report);

- Proxy Statement for the Company's 2001 Annual Meeting of Shareholders filed with the SEC on April 27, 2001;

- the description of the Company's common stock contained in Form 8-A filed with the SEC on December 14, 1993;

       You may request a copy of these filings at no cost by writing or telephoning us at the following address: Corporate Secretary, Mid-America Apartment Communities, Inc., 6584 Poplar Avenue, Suite 300, Memphis, Tennessee 38138, (901) 682-6600.

       You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                     MID-AMERICA APARTMENT COMMUNITIES, INC.

       We are a Memphis, Tennessee-based REIT. As of September 30, 2001, we owned or had an ownership interest in and operated 122 apartment communities containing 33,291 apartment units in 12 states. We are also a participant in a joint venture with Blackstone Real Estate Acquisitions, LLC. The joint venture owns 10 properties representing 2,793 apartment units at September 30, 2001. We have a 33 1/3% interest in the joint venture and have an agreement to manage the operations of the communities owned by the joint venture for a fee of 4% of revenue.

       We own, manage, and develop apartment communities appealing to middle and upper income residents primarily in mid-size cities in the southeastern United States and Texas. Approximately 70% of our apartment units are located in Tennessee, Georgia, Florida and Texas markets. Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. We utilize our experience and expertise in maintenance, landscaping and management to raise occupancy levels and per unit average rentals.

       We operate in an umbrella partnership REIT structure. In this structure, properties are owned and operated by one or more operating partnerships in which the REIT is general partner and owns a substantial interest. Our primary operating partnership is Mid-America Apartments, L.P. Most of our operations are conducted through Mid-America Apartments, L.P. Common units of limited partnership interest in Mid-America Apartments, L.P. are redeemable for our common stock on a one-for-one basis or, at our option, for cash.

       As of September 30, 2001, our executive officers and directors owned approximately 16.3% of our combined outstanding common stock and common units of limited partnership interest in Mid-America Apartments, L.P. We use stock-based and other incentive compensation plans to motivate employees to meet long-term management goals that are consistent with creating value for our shareholders.

       Our principal executive offices are located at 6584 Poplar Avenue, Suite 300, Memphis, Tennessee 38138 and our telephone number is (901) 682-6600.

                                  RISK FACTORS

       BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT YOUR INVESTMENT IS SUBJECT TO VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISKS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE ANY OF OUR COMMON STOCK.

       SOME OF THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS OR CONTAIN PROJECTIONS. WHEN CONSIDERING SUCH FORWARD-LOOKING STATEMENTS, YOU SHOULD KEEP IN MIND THE FOLLOWING RISK FACTORS. THE RISK FACTORS COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT.

THE VALUE OF THE COMMON STOCK AND OUR ABILITY TO MAKE DISTRIBUTIONS MAY BE ADVERSELY AFFECTED BY ECONOMIC AND MARKET FACTORS BEYOND OUR CONTROL.

       Our ability to make distributions to you depends on our ability to generate funds from operations in excess of scheduled principal payments on debt and capital expenditure requirements. Funds from operations and the value of our properties may be less because of factors which are beyond our control. Such events or conditions could include:

-      competition from other apartment communities;

- overbuilding of new apartment units in our markets, which might adversely affect apartment occupancy or rental rates;

- increases in operating costs (including real estate taxes) due to inflation and other factors, which may not be offset by increased rents;

-      our inability to rent properties on favorable economic terms;

-      changes in governmental regulations and the related costs of compliance;

- changes in tax laws and housing laws including the enactment of rent control laws or other laws regulating multifamily housing;

- changes in interest rate levels and the availability of financing, which could lead renters to purchase homes (if interest rates drop and home loans are available more readily) or increase our acquisition and operating costs (if interest rates increase and financing is less readily available); and

-      the relative illiquidity of real estate investments.

       Any decline in our funds from operations or property values because of these factors which are beyond our control could adversely affect our ability to make distributions to you.

IF WE INCUR A HIGH LEVEL OF DEBT, OUR ABILITY TO OPERATE THE APARTMENT COMMUNITIES AND MAKE DISTRIBUTIONS TO SHAREHOLDERS MAY BE IMPAIRED.

       We currently have a substantial amount of debt. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the apartment communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT. We intend to keep our total debt below 60% of the undepreciated book value of our assets, although our charter and bylaws do not limit our debt levels. Circumstances may cause us to exceed that target from time to time. In addition, our Board of Directors can modify this policy at any time which could allow us to become more highly leveraged and decrease our ability to make distributions to our shareholders. As of September 30, 2001, our ratio of debt to undepreciated book value was approximately 54.2%.

AN INCREASE IN INTEREST RATES MAY PREVENT US FROM MAKING DISTRIBUTIONS.

       At September 30, 2001, approximately $89 million of our debt bore interest at a variable rate. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our cash flow and the amounts available to pay distributions to shareholders.

NONCOMPLIANCE WITH GOVERNMENT REGULATIONS MAY AFFECT OPERATING RESULTS.

ENVIRONMENTAL MATTERS

       Phase I environmental site assessments have been obtained on all of our apartment communities. The purpose of Phase I environmental site assessments is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. The Phase I environmental site assessments did not reveal any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern by any other means. However, it is possible that the environmental site assessments relating to any one of the properties did not reveal all environmental conditions, liabilities or compliance concerns. It is also possible that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related review was completed. If environmental contamination exists or existed at an apartment community, we may be liable for the costs of removal or remediation of the contamination and may be liable for personal injury or similar claims by private plaintiffs. Moreover, the existence of an environmental contamination at an apartment community could adversely affect the occupancy of the apartment community and our ability to sell or borrow against that apartment community.

AMERICANS WITH DISABILITIES ACT COMPLIANCE

       Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or private litigants winning damages. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. We believe that our properties are substantially in compliance with these requirements.

FAIR HOUSING AMENDMENTS ACT COMPLIANCE

       The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Non-compliance with the FHA could result in the U.S. government imposing fines or private litigants winning damages. We believe that our properties are substantially in compliance with these requirements.

WHAT IS THE EFFECT OF OUR FAILURE TO QUALIFY AS A REIT?

       We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from the law firm of Bass, Berry & Sims, PLC that we met the requirements for qualification as a REIT for the taxable years ended December 31, 1994 through 2000, and that we are in a position to continue such qualification. You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements.

       If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be required to pay substantial federal and state income taxes. We also could be subject to the federal alternative minimum tax. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. Unless we were entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

OUR CHARTER CONTAINS PROVISIONS WHICH RESTRICT THE AMOUNT OF COMMON STOCK YOU CAN OWN. IF YOU EXCEED THE OWNERSHIP LIMIT, YOU MAY NOT RECEIVE THE PROFITS FROM YOUR INVESTMENT.

       Our charter limits ownership of our capital stock by any single shareholder to 9.9% of the value of all outstanding shares of our capital stock, both common and preferred. The charter also prohibits anyone from buying shares if the purchase would result in our losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal

Revenue Code, owning 50% or more of our shares. If you acquire shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

- will consider the transfer to be null and void;

- will not reflect the transaction on our books;

- may institute legal action to enjoin the transaction;

- will not pay dividends or other distributions with respect to those shares;

- will not recognize any voting rights for those shares;

- will consider the shares held in trust for the benefit of the Company; and

- will either direct you to sell the shares and turn over any profit to us, or we will redeem the shares. If we redeem the shares, you will be paid a price equal to the lesser of:

       (a)  the price paid by the person to whom you sell the shares; or

       (b) the average of the last reported sales prices on the New York Stock Exchange on the ten trading days immediately preceding the date fixed for redemption by our Board of Directors.

If you acquire shares in violation of the limits on ownership described above:

-  you may lose your power to dispose of the shares;

- you may not recognize profit from the sale of such shares if the market price of the shares increases; and

- you may be required to recognize a loss from the sale of such shares if the market price decreases.

PROVISIONS OF OUR CHARTER AND TENNESSEE LAW MAY LIMIT THE ABILITY OF A THIRD PARTY TO ACQUIRE CONTROL OF THE COMPANY.

OWNERSHIP LIMIT

       The 9.9% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our Board of Directors.

PREFERRED STOCK

       Our charter authorizes our Board of Directors to issue up to 20 million shares of preferred stock. The Board of Directors may establish the preferences and rights of any preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests. Currently, we have the following amounts of preferred stock issued and outstanding:

-      2,000,000 shares of 9.5% Series A Cumulative Preferred Stock;
-      1,938,830 shares of 8 7/8% Series B Cumulative Preferred Stock; and
-      2,000,000 shares of 9 3/8% Series C Cumulative Redeemable Preferred Stock
-      1,000,000 shares of 9.5% Series E Cumulative Redeemable Preferred Stock

TENNESSEE ANTI-TAKEOVER STATUTES

       As a Tennessee corporation, we are subject to various legislative acts which impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.



                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the common stock offered hereby.



                 ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS

       On November 25, 1997, we issued an aggregate of 1,550,320 shares of common stock to the shareholders of Flournoy Development Company pursuant to an agreement and plan of reorganziation. Under the terms of the agreement and plan of reorganization, Flournoy Development Company merged into Mid-America Apartment Communities.

                              SELLING SHAREHOLDERS

       All of the common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling shareholders as either a former shareholder of Flournoy Development Company or a trust estasblishment by a former shareholder of Flournoy Development Company and all of the shares offered by the selling shareholder were acquired in connection with the Flournoy Development Company acquisition.

       The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of January 30, 2002 by the selling shareholder. The following table assumes that the selling shareholder sell all of the shares. We are unable to determine the exact number of shares that actually will be sold.


                                      Shares beneficially                         Shares beneficially
                                             owned                                      owned
     Selling Shareholder             prior to the offering     Shares offered     after the offering
                                                                  by this
                                      Shares      Percent        prospectus       Shares      Percent
                                      ------      -------        ----------       ------      -------
John F. Flournoy                      567,989                      567,989             -            -
  Director
Synovus Trust Company, as             500,000                      500,000             -            -
  trustee under the Trust
  for the benefit of Sarah
  Page Hardaway Hoffman
  u/t/a December 14, 1976
                                    ---------                    ---------
                  Total             1,067,989                    1,067,989             -            -

                              PLAN OF DISTRIBUTION

      Shares of common stock covered hereby may be offered and sold from time to time by the selling shareholders or their donees, pledgees, transferees, beneficiaries or other successors in interest. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell shares in one or more of the following ways:

- in block trades or ordinary broker's transactions on the New York Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

- in one or more underwritten public offerings to or through broker-dealers selected by the selling shareholders acting as prinicipals at privately negotiated prices or prevailing market prices at the time.

- in private sales at negotiated prices directly or through broker-dealers, who may act as agents or as principal or by a combination of such methods of sale.

      In connection with distributions of shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transaction, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may loan or pledge the shares to broker-dealers or others, who may sell the shares so loaned or pledged. The selling shareholders may also sell shares short and redeliver the shares to close out their short positions. They may also enter into option contracts with broker-dealers requiring the delivery to broker-dealers of the shares registered hereunder, who may resell such shares. The selling shareholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act.

      Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers may purchase and resell shares in "regular way" firm commitment underwritten public offerings. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the New York Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

      We have advised the selling shareholders that the anti-manipulation rules under the Securities Exchange Act of 1934, including Regulation M, may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders have advised us that during such time as the selling shareholders may be engaged in the attempt to sell shares registered hereunder, they will:

X not engage in any stabilization activity in connection with any of our securities;

X not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Securities Exchange Act of 1934; and

X not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof.

      The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

      In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have agreed to use our best efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the selling shareholders until the sale of such shares. No sales may be made pursuant to this prospectus after such date unless we amend or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling shareholders will sell all or any of the shares of common stock offered hereunder.

                       FEDERAL INCOME TAX CONSEQUENCES OF
                         MID-AMERICA'S STATUS AS A REIT

      This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to shareholders who are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

      The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

      WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN THE COMMON STOCK AND OF MID-AMERICA'S ELECTION TO BE


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TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX
ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

                             TAXATION OF MID-AMERICA

      Mid-America elected to be taxed as a REIT for its taxable year ending on December 31, 1994. Mid-America believes that it has operated in a manner intended to qualify as a REIT since its election to be a REIT and it intends to continue to operate in such a manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

      Mid-America's qualification as a REIT depends on its ability to meet on a continuing basis the qualification tests required by the federal tax laws. Those qualification tests involve the percentage of income that Mid-America earns from specified sources, the percentage of its assets that fall within specified categories, the diversity of its share ownership, and the percentage of its earnings that it distributes. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of Mid-America and its shareholders if Mid-America fails to qualify as a REIT, please read "--Failure to Qualify" on page 21.

      If Mid-America qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the "double taxation" (i.e., at both the corporate and shareholder levels) that generally results from owning stock in a corporation. However, even if Mid-America qualifies as a REIT, it will be subject to federal tax in the following circumstances:

X Mid-America will pay federal income tax on taxable income (including net capital gain) that it does not distribute to its shareholders during, or within a specified time period after, the calendar year in which the income is earned.

X Mid-America may be subject to the "alternative minimum tax" on any items of tax preference that it does not distribute or allocate to its shareholders.

X Mid-America will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that it holds primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

X Mid-America will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that it holds primarily for sale to customers in the ordinary course of business.

X If Mid-America fails to satisfy the 75% gross income test or the 95% gross income test, which are described below under "--Requirements for Qualification--Income Tests" on page 16, and nonetheless continues to qualify as a REIT because it meets certain other requirements, it will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect its profitability.

X If Mid-America fails to distribute during a calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods, it will pay a 4% non-deductible excise tax on the excess of such required distribution over the amount it actually distributed. Mid-America may elect to retain and pay income tax on its net long-term capital gain.

X If Mid-America acquires any asset from a C corporation, or a corporation generally subject to full corporate-level tax, in a merger or other transaction in which it acquires a basis in the asset that is determined by reference to the C corporation's basis in the asset, or another asset, it will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of such asset during the 10-year period after it acquires such asset. The amount of gain on which it will pay tax is the lesser of (1) the amount of gain that it recognizes at the time of the sale or disposition and (2) the amount of gain that it would have recognized if it had sold the asset at the time it acquired the asset. Beginning with transactions occurring after January 2, 2002, the rule described in this paragraph will apply unless Mid-America elects deemed sale treatment.

REQUIREMENTS FOR QUALIFICATION

      A REIT is a corporation, trust, or unincorporated association that meets the following requirements:

(1)   it is managed by one or more trustees or directors;

(2) its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

(4) it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5) at least 100 persons are beneficial owners of its shares or ownership certificates;

(6) not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

(7) it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8) it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9) it meets certain other qualification tests, described below, regarding the nature of its income and assets.

      Mid-America must meet requirements (1) through (4) during its entire taxable year and must meet requirement (5) during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If Mid-America complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement (5), it will be deemed to have satisfied requirement (5) for such taxable year. For purposes of determining share ownership under requirement (6), an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of Mid-America in proportion to their actuarial interests in the trust for purposes of requirement (6).

      Mid-America believes that it has issued sufficient common stock with sufficient diversity of ownership to satisfy requirements (5) and (6) set forth above. In addition, Mid-America's Charter restricts the ownership and transfer of the common stock so that Mid-America should continue to satisfy requirements
(5) and (6). The provisions of the Charter restricting the ownership and transfer of the common stock are described in "Restrictions on Ownership and Transfer."

      Mid-America currently has 11 corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" of Mid-America will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of Mid-America. All of Mid-America's corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

      In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, Mid-America's proportionate share of the assets, liabilities, and items of income of Mid-America Apartments, L.P., and of any other partnership in which Mid-America has acquired or will acquire an interest, directly or indirectly (a "Subsidiary Partnership"), are treated as assets and gross income of Mid-America for purposes of applying the various REIT qualification requirements.

INCOME TESTS

      Mid-America must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test includes, but is not limited to:

X     rents from real property;

X interest on debt secured by mortgages on real property or on interests in real property; and

X dividends or other distributions on and gain from the sale of shares in other REITs.

      Second, at least 95% of its gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing. Gross income from Mid-America's sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of these tests to Mid-America.

      Rent that Mid-America receives from real property that it owns and leases to its residents will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

X First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

X Second, neither Mid-America nor a direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of a tenant from whom it receives rent.

X Third, all of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

X Finally, Mid-America generally must not operate or manage its real property or furnish or render services to its tenants, other than through an "independent contractor" who is adequately compensated and from whom Mid-America does not derive revenue. An independent contractor is any person who does not own, directly or indirectly, more than 35% of the REIT's stock and in which not more than 35% interest is owned, directly or indirectly, by one or more person also owning 35% or more of the REIT. However, Mid-America need not provide services through an "independent contractor," but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, Mid-America may provide a minimal amount of "non-customary" services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its gross income from the related property.

      Mid-America Apartments, L.P., receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Mid-America Apartments, L.P. A portion of such fees generally will not qualify under the 75% or 95% gross income tests. Mid-America also receives other non-qualifying income, such as income from coin-operated laundry machines and income from corporate and guests apartments. Mid-America believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

      A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of Mid-America's assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that Mid-America will avoid owning property that may be characterized as property that it holds "primarily for sale to customers in the ordinary course of a trade or business."

      From time to time, Mid-America or Mid-America Apartments, L.P. may enter into hedging transactions with respect to one or more of its assets or liabilities. Its hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that Mid-America or Mid-America Apartments, L.P. enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge its indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that Mid-America or Mid-America Apartments, L.P. hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize Mid-America's status as a REIT.

      If Mid-America fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it qualifies for relief under certain provisions of the Code. Those relief provisions generally will be available if:

X our failure to meet such tests is due to reasonable cause and not due to willful neglect;

X     we attach a schedule of the sources of our income to our tax return; and

X any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances Mid-America would qualify for the relief provisions. In addition, as discussed above in "--Taxation of Mid-America," even if the relief provisions apply, Mid-America would incur a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect its profitability.

ASSET TESTS

      To maintain its qualification as a REIT, Mid-America also must satisfy two asset tests at the close of each quarter of each taxable year.

(1)   First, at least 75% of the value of our total assets must consist of:

X    cash or cash items, including certain receivables;

X    government securities;

X interests in real property, including leaseholds and options to acquire real property and leaseholds;

X    interests in mortgages on real property;

X    stock in other REITs; and

X investments in stock or debt instruments during the one-year period following Mid-America's receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

(2)   The second asset test has two components:

X First, of Mid-America's investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets; and

X Second, Mid-America may not own more than 10% of any one issuer's outstanding voting securities or more than 10% of the total value of the outstanding securities of a single issuer excluding "straight debt" which is non-contingent, non-convertible debt issued by an individual or partnership in which the REIT owns at least a 20% profit interest or the only securities of the issuer held by the REIT are straight debt.

      For purposes of both components of the second asset test, "securities" does not include Mid-America's stock in any qualified REIT subsidiary or in other REITs or our interest in any partnership.

      If Mid-America should fail to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

(1) it satisfied the asset tests at the close of the preceding calendar quarter; and

(2) the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If Mid-America did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

DISTRIBUTION REQUIREMENTS

      Each taxable year, Mid-America must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

X the sum of (1) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain or loss) and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

X     the sum of particular items of non-cash income.

      Mid-America must pay such distributions in the taxable year to which they relate, or in the following taxable year if it declares the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

      Mid-America will pay federal income tax on taxable income, including net capital gain, that it does not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

X    85% of its REIT ordinary income for such year;

X    95% of its REIT capital gain income for such year; and

X    any undistributed taxable income from prior periods,

Mid-America will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributed. Mid-America may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. If it so elects, Mid-America will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. Mid-America has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

      It is possible that, from time to time, Mid-America may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, Mid-America may not deduct recognized capital losses from our "REIT taxable income." Further, it is possible that, from time to time, Mid-America may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, Mid-America may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

      Under certain circumstances, Mid-America may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. Mid-America may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although Mid-America may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

RECORD KEEPING REQUIREMENT

      Mid-America must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis particular information from our shareholders designed to disclose the actual ownership of its outstanding stock. Mid-America has complied, and Mid-America intends to continue to comply, with such requirements.

FAILURE TO QUALIFY

      If Mid-America failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, Mid-America would not be able to deduct amounts paid out to shareholders. In fact, Mid-America would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless Mid-America qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances Mid-America would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

      As long as Mid-America qualifies as a REIT, a taxable "U.S. shareholder" must take into account distributions made out of Mid-America's current or accumulated earnings and profits and that Mid-America does not designate as capital gain dividends or retained long-term capital gain as ordinary income. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of common stock that for U.S. federal income tax purposes is:

X  a citizen or resident of the United States;

X a corporation, partnership, or other entity created or organized in or under the laws of the United States or of an political subdivision thereof;

X an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

X any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      A U.S. shareholder generally will recognize distributions that Mid-America designates as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its common stock. Subject to certain limitations, Mid-America will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      Mid-America may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of Mid-America's undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax Mid-America paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of Mid-America's undistributed long-term capital gain, minus its share of the tax Mid-America paid.

      A U.S. shareholder will not incur tax on a distribution in excess of Mid-America's current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder's common stock. Instead, such distribution will reduce the adjusted basis of such common stock. A U.S. shareholder will recognize a distribution in excess of both Mid-America's current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. shareholder. In addition, if Mid-America declares a distribution in October,

November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by Mid-America and received by the U.S. shareholder on December 31 of such year, provided that Mid-America actually pays the distribution during January of the following calendar year.

      Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Mid-America. Instead, such losses would be carried over by Mid-America for potential offset against our future income generally. Taxable distributions from Mid-America and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from Mid-America and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. Mid-America will notify shareholders after the close of Mid-America's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

      In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common stock held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from Mid-America that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. shareholder purchases other shares of common stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

      A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 38.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that Mid-America designates as capital gain dividends and any retained capital gain that it is deemed to distribute, Mid-America generally may designate whether such a distribution is taxable to its non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of

$3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

      Mid-America will report to its shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30% with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide Mid-America with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, Mid-America may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to Mid-America. See "--Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that Mid-America distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of the common stock with debt, a portion of the income that it receives from Mid-America would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from Mid-America as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of Mid-America's stock is required to treat a percentage of the dividends that it receives from Mid-America as unrelated business taxable income. Such percentage is equal to the gross income Mid-America derives from an unrelated trade or business (determined as if it were a pension trust) divided by its total gross income for the year in which it pays the dividends. That rule applies to a pension trust holding more than 10% of Mid-America's stock only if:

X the percentage of its dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

X Mid-America qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of Mid-America's shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding Mid-America's stock in proportion to their actuarial interests in the pension trust; and

X either (1) one pension trust owns more than 25% of the value of Mid-America's stock or (2) a group of pension trusts individually holding more than 10% of the value of Mid-America's stock collectively owns more than 50% of the value of Mid-America's stock.

TAXATION OF NON-U.S. SHAREHOLDERS

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. shareholders") are complex. This section is only a summary of such rules. WE URGE NON-U.S. SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

      A non-U.S. shareholder that receives a distribution that is not attributable to gain from Mid-America's sale or exchange of U.S. real property interests (as defined below) and that Mid-America does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that Mid-America pays such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax or the REIT elects to reduce the amount of withholding tax at the time the distribution is made to the extent the distribution is not made out of current or accumulated E&P. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. Mid-America plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

X a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with Mid-America; or

X the non-U.S. stockholder files an IRS Form 4224 with Mid-America claiming that the distribution is effectively connected income.

      The U.S. Treasury Department has issued final regulations that modify the manner in which Mid-America will comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 1999.

      A non-U.S. shareholder will not incur tax on a distribution in excess of Mid-America's current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common stock. Instead, such a distribution will reduce the adjusted basis of such common stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both Mid-America's current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because Mid-America generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, it normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that Mid-America withholds if it later determines that a distribution in fact exceeded its current and accumulated earnings and profits.

      Mid-America must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

      For any year in which Mid-America qualifies as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws. The term "U.S. real property interests" includes some interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Mid-America must withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount Mid-America withholds.

      A non-U.S. shareholder generally will not incur tax under the provisions applicable to distributions that are attributable to gain from the sale of U.S. real property interests on gain from the sale of its common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of Mid-America's stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the common stock at all times during a specified testing period will not incur tax under the provisions applicable to distributions that are attributable to gain from the sale of U.S. real property interests if the common stock is "regularly traded" on an established securities market. If the gain on the sale of the common stock were taxed under those provisions, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to the provisions applicable to distributions that are attributable to gain from the sale of U.S. real property interests if (1) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

OTHER TAX CONSIDERATIONS

STATE AND LOCAL TAXES

      Mid-America and/or you may be subject to state and local tax in various states and localities, including those states and localities in which Mid-America or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in the common stock.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN MID-AMERICA APARTMENTS, L.P. AND SUBSIDIARY PARTNERSHIPS

      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Mid-America Apartments, L.P. and the Subsidiary Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

CLASSIFICATION AS PARTNERSHIPS

      Mid-America is entitled to include in its income its distributive share of each Partnership's income and to deduct its distributive share of each Partnership's losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as corporations or associations taxable as corporations. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the "check-the-box regulations") and (2) is not a "publicly traded" partnership.

      Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnerships, will be respected for all periods prior to January 1, 1997 if:

-  the entity had a reasonable basis for its claimed classification;

- the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997; and

- neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

      Each Partnership reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997. In addition, the Partnerships intend to continue to be classified as partnerships for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the "90% passive income exception").

      Treasury regulations (the "PTP regulations") provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "private placement exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and
(2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

      If a Partnership is considered a publicly traded partnership under the PTP regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% passive income exception. If, however, for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, Mid-America would not be able to qualify as a REIT. See "Federal Income Tax Consequences of Mid-America's Status as a REIT -- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case Mid-America might incur tax liability without any related cash distribution. See "Federal Income Tax Consequences of Mid-America's Status as a REIT -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of such

Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

      INCOME TAXATION OF THE PARTNERSHIPS AND THEIR PARTNERS

      PARTNERS, NOT THE PARTNERSHIPS, SUBJECT TO FEDERAL TAX. A partnership is not a taxable entity for federal income tax purposes. Rather, Mid-America is required to take into account its allocable share of each Partnership's income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with the taxable year of Mid-America, without regard to whether Mid-America has received or will receive any distribution from such Partnership.

      PARTNERSHIP ALLOCATIONS. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

      TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Mid-America Apartments, L.P. was formed by way of contributions of appreciated property and has received contributions of appreciated property since Mid-America's initial public offering. Mid-America Apartments L.P.'s partnership agreement requires such allocations to be made in a manner consistent with the federal income tax laws governing partnership allocations.

      In general, the carryover basis of the facilities contributed by Mid-America to Mid-America Apartments, L.P. will cause Mid-America to be allocated lower depreciation and other deductions, and possibly amounts of taxable income, in the event of a sale of such a facility, in excess of the economic or book income allocated to it as a result of such sale. While this will tend to eliminate the book-tax differences over the life of the Partnership, the federal income tax laws governing partnership allocations do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Therefore, elimination of book-tax differences with respect to the facilities contributed by Mid-America may cause Mid-America to recognize taxable income in excess of its proportionate share of the cash proceeds, which might adversely affect Mid-America's ability to comply with the REIT distribution requirements. See "Federal Income Tax Consequences of Mid-America's Status as a REIT -- Requirements for Qualification -- Distribution Requirements."

      Under the partnership agreement of Mid-America Apartments, L.P., depreciation or amortization deductions of Mid-America Apartments, L.P. generally will be allocated among the partners in accordance with their respective interests in Mid-America Apartments, L.P., except to the extent that Mid-America Apartments, L.P. is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in Mid-America receiving a disproportionate share of such deductions. In addition, gain on sale of a facility that has been contributed (in whole or in part) to Mid-America Apartments, L.P. will be specially allocated to the contributing partners to the extent of any "built-in" gain with respect to such facility for federal income tax purposes.

BASIS IN PARTNERSHIP INTEREST.

     Mid-America's adjusted tax basis in its partnership interest in Mid-America Apartments, L.P. generally is equal to (1) the amount of cash and the basis of any other property contributed to Mid-America Apartments, L.P. by Mid-America,
(2) increased by (A) its allocable share of Mid-America Apartments, L.P.'s income and (B) its allocable share of indebtedness of Mid-America Apartments, L.P., and (3) reduced, but not below zero, by (A) Mid-America's allocable share of Mid-America Apartments, L.P.'s loss and (B) the amount of cash distributed to Mid-America, and by constructive distributions resulting from a reduction in Mid-America's share of indebtedness of Mid-America Apartments, L.P.

     If the allocation of Mid-America's distributive share of Mid-America Apartments, L.P.'s loss would reduce the adjusted tax basis of Mid-America's partnership interest in Mid-America Apartments, L.P. below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce Mid-America's adjusted tax basis below zero. To the extent that Mid-America Apartments, L.P.'s distributions, or any decrease in Mid-America's share of the indebtedness of Mid-America Apartments, L.P. (such decrease being considered a constructive cash distribution to the partners), would reduce Mid-America's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to Mid-America. Such distributions and constructive distributions normally will be characterized as capital gain, and, if Mid-America's partnership interest in Mid-America Apartments, L.P. has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

SALE OF A PARTNERSHIP'S PROPERTY

     Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     Mid-America's share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon Mid-America's ability to satisfy the income tests for REIT status. See "Federal Income Tax Consequences of Mid-America's Status as a REIT -- Requirements for Qualification -- Income Tests." Mid-America, however, does not presently intend to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of Mid-America's or such Partnership's trade or business.

                                     EXPERTS

     The consolidated financial statements and schedule of Mid-America Apartment Communities, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

      The validity of the issuance of the Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Bass, Berry & Sims PLC, Memphis, Tennessee. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled "Federal Income Tax Considerations" is based on the opinion of Bass, Berry & Sims PLC.

                                1,067,989 SHARES





                                   MID-AMERICA
                                    APARTMENT
                                COMMUNITIES, INC.


                                  COMMON STOCK





                                   PROSPECTUS






      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY COMMON STOCK, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.





                                FEBRUARY __, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the Offered Securities registered hereby.

      Registration fee to the SEC............................... $ 2,488
      Printing expense..........................................   5,000
      Accounting fees and expenses..............................   5,000
      Legal fees and expenses...................................   5,000
      Miscellaneous expenses....................................   1,000
                                                                 -------
      Total..................................................... $18,488
                                                                 =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Charter of the Company, generally, limits the liability of the Company's directors and officers to the Company and the shareholders for money damages to the fullest extent permitted from time to time by the laws of Tennessee. The Charter also provides, generally, for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company or in connection with any other proceeding charging a personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

      The Company intends to purchase director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16. EXHIBITS.


Exhibits
Number                                      Description
------                                      -----------

2.1*              Agreement and Plan of Reorganization made as of September 15, 1997 by and among Mid-America Apartments, L.P.,
                  Mid-America Apartment Communities, Inc. and Flournoy Development Company.

4.1+              Form of Common Share Certificate

4.2**             Form of 9.5% Series A Cumulative Preferred Stock Certificate

4.3***            Form of 8 7/8% Series B Cumulative Preferred Stock Certificate

4.4++             Form of 9.375% Series C Cumulative Preferred Stock Certificate

4.5+++            Form of 9.5% Series E Cumulative Preferred Stock Certificate

4.6+++            Shareholders' Rights Plan dated March 1, 1999

5.1               Opinion of Bass, Berry & Sims PLC Regarding Legality

8.1               Opinion of Bass, Berry & Sims PLC Regarding Certain Tax Matters

23.1              Consent of KPMG LLP

23.2              Consent of Bass, Berry & Sims PLC (Included in Exhibit 5.1)

24.1              Power of Attorney (Included on the signature pages hereto)

--------------------

*                 Filed as Exhibit 10.20 to the Registrant's Current Report on Form 8-K, filed with the Commission on September
                  19, 1997 (Commission File No. 1-12762)

**                Filed as Exhibit 3 to the Registrant's Registration Statement on Form 8-A filed with the Commission on October
                  11, 1996

***               Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form 8-A filed with the Commission on
                  November 19, 1997

+                 Filed as an exhibit to the 1997 Annual Report of the Registrant on Form 10-K for the year ended December 31, 1997

++                Filed as Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June
                  25, 1998

+++               Filed as an exhibit to the 1998 Annual Report of the Registrant on Form 10-K for the year ended December 31, 1998



ITEM 17. UNDERTAKINGS.

      (a) The undersigned Registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of that chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on January 29, 2002.

                              MID-AMERICA APARTMENT COMMUNITIES, INC.
                              a Tennessee corporation (Registrant)


                              By: /s/ H. Eric Bolton
                                  ------------------------
                                  H. Eric Bolton,
                                  Chief Executive Officer

                                POWER OF ATTORNEY

      Each person whose signature appears below hereby constitutes and appoints Simon R.C. Wadsworth and H. Eric Bolton, and each or either of them, with full power to act without the other, his true and lawful attorney-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents, or either of them, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                    TITLE                                               DATE
---------                                    -----                                               ----

/s/ George E. Cates                         Chairman of the Board of Directors                   January 29, 2002
-------------------------------
George E. Cates

/s/ H. Eric Bolton                          Director, President and Chief Executive              January 29, 2002
-------------------------------             Officer
H. Eric Bolton

/s/ Simon R.C. Wadsworth                    Director, Executive Vice President and Chief         January 29, 2002
-------------------------------             Financial Officer (principal accounting and
Simon R. C. Wadsworth                       financial officer)

/s/ John F. Flournoy                        Director                                             January 25, 2002
-------------------------------
John F. Flournoy

/s/ Robert F. Fogelman                      Director                                             January 24, 2002
-------------------------------
Robert F. Fogelman


                                                        36

/s/ John S. Grinalds                        Director                                             January 24, 2002
-------------------------------
John S. Grinalds

/s/ O. Mason Hawkins                        Director                                             January 23, 2002
-------------------------------
O. Mason Hawkins

/s/ Ralph Horn                              Director                                             January 28, 2002
-------------------------------
Ralph Horn

/S/ Michael S. Starnes                      Director                                             January 29, 2002
-------------------------------
Michael S. Starnes



                                INDEX TO EXHIBITS
Exhibits
Number                              Description
------                              -----------

2.1*              Agreement and Plan of Reorganization made as of September 15, 1997 by and among Mid-America Apartments, L.P.,
                  Mid-America Apartment Communities, Inc. and Flournoy Development Company.

4.1+              Form of Common Share Certificate

4.2**             Form of 9.5% Series A Cumulative Preferred Stock Certificate

4.3***            Form of 8 7/8% Series B Cumulative Preferred Stock Certificate

4.4++             Form of 9.375% Series C Cumulative Preferred Stock Certificate

4.5+++            Form of 9.5% Series E Cumulative Preferred Stock Certificate

4.6+++            Shareholders' Rights Plan dated March 1, 1999

5.1               Opinion of Bass, Berry & Sims PLC Regarding Legality

8.1               Opinion of Bass, Berry & Sims PLC Regarding Certain Tax Matters

23.1              Consent of KPMG LLP

23.2              Consent of Bass, Berry & Sims PLC (Included in Exhibit 5.1)

24.1              Power of Attorney (Included on the signature pages hereto)

--------------------

*                 Filed as Exhibit 10.20 to the Registrant's Current Report on Form 8-K, filed with the Commission on September
                  19, 1997 (Commission File No. 1-12762)

**                Filed as Exhibit 3 to the Registrant's Registration Statement on Form 8-A filed with the Commission on October
                  11, 1996

***               Filed as Exhibit 4.3 to the Registrant's Registration Statement on Form 8-A filed with the Commission on
                  November 19, 1997

+                 Filed as an exhibit to the 1997 Annual Report of the Registrant on Form 10-K for the year ended December 31, 1997

++                Filed as Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June
                  25, 1998

+++               Filed as an exhibit to the 1998 Annual Report of the Registrant on Form 10-K for the year ended December 31, 1998








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